07022372

KONECRANES®
Lifting Businesses™

FILE 82-4297

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

20 March, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases and Announcements published by the Company between 8 and 19 March, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

p.p. Liisa Siren-Salminen

Liisa Siren-Salminen
Communications Assistant

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

4/9

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

Resolutions of Konecranes' Annual General Meeting

The Annual General Meeting of KCI Konecranes Plc was held on Thursday, 8 March 2007 at 11.00 a.m., at the Company's auditorium, in Hyvinkää, Finland. The Meeting approved the company's Financial Statements for the fiscal year 2006 and discharged the Board and Managing Director from liability.

PAYMENT OF DIVIDEND

The AGM adopted the Board's proposal that dividend of EUR 0.45 be paid on each of the 60 145 320 shares, totaling EUR 26,731,224.00. Konecranes has 742,600 own shares in its possession, which are not entitled to dividend. The rest of the non-restricted equity of EUR 45,110,117.03 will be retained and carried forward. The Dividend will be paid to shareholders who are registered on the record date 13 March 2007, and the dividend will be paid on 21 March, 2007.

COMPOSITION OF THE BOARD OF DIRECTORS

The AGM approved the proposal of the Nomination and Compensation Committee that eight (8) members of the Board of Directors be elected. The Board of Directors elected in the AGM in 2006 was re-elected, added with one new member. Mr. Svante Adde, Mr. Stig Gustavson, Mr. Matti Kavetvuo, Ms. Malin Persson, Mr. Timo Poranen, Mr. Björn Savén and Mr. Stig Stendahl were re-elected, and the managing director of Nokian Tyres Plc. Mr. Kim Gran was elected as a new member. The term of the Board ends at the next AGM.

The AGM confirmed an annual fee of EUR 78,000 for the Chairman of the Board, EUR 48,000 for the Vice Chairman of the Board, and EUR 30,000 for other Board members and that 40 % of the annual fee will be used to acquire KCI Konecranes Plc shares from the market to each Board member. Should the acquisition of shares not be possible due to reasons consequent upon the Company or Board member, the compensation will be paid in its entirety in cash. In addition, compensation of EUR 1,200 was approved for attendance at Board Committee meetings. Travel expenses are compensated against invoice.

ELECTION OF AUDITORS

According to the Articles of Association, the auditors are elected to office until further notice. The AGM confirmed that Ernst & Young Oy continue as the Company's external auditors.

Amendment to the Articles of Association

The AGM approved the Board's proposal to amend the Articles of Association, which are mainly due to the new Companies Act effective as from 1 September, 2006. The Articles of Association were amended as follows:
- The Company name is Konecranes Abp, in Finnish Konecranes Oyj and in English Konecranes Plc (1 §)
- The definition of the object of the Company's business is complemented (2 §)
- The provisions concerning the Company's minimum share capital and maximum authorized capital and the number of shares are abolished (3 § and 4 §)
- The provisions concerning the record date are abolished (5 §)
- The provisions concerning the representing of the Company are amended to correspond with the terminology of the new Companies Act (the new 6 §)
- The time of delivery of the Notice of a Shareholders' Meeting is amended. The notice is to be delivered not earlier than three (3) months before the General Meeting (the new 9 §)
- The agenda of the Annual General Meeting is amended to correspond contentually to the new Companies Act (the new 10 §)

- The provision concerning the shareholder's liability to redeem shares is abolished (13 §)
- A provision on the resolution of corporate disputes is added (the new 11 §)

Authorization of the Board of Directors to Repurchase the Company's Own Shares

The AGM authorized the Board to repurchase the Company's own shares as follows:

No more than 6,500,000 shares may be repurchased. The Company cannot at any moment own more shares than the amount of shares, which together with shares held by its subsidiaries corresponds to 10 per cent of all the registered shares of the Company.

The minimum repurchase price of the shares is the lowest market price of the Company's share quoted in public trading during the time of the authorization and the maximum repurchase price is the highest market price quoted in public trading during the time of the authorization.

The Board resolves upon the methods of the repurchase and other provisions. Among others, derivatives can be used in the purchase. The shares can be purchased in deviation from the proportioned holdings of the shareholders (directed purchase).

The Company's own shares can be purchased on the basis of the authorization only by using non-restricted equity. Hereby the repurchase will reduce the Company's distributable non-restricted equity.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 7 September 2008.

Authorization of the Board to transfer Own Shares in the Company's possession

The AGM authorized the Board to transfer shares repurchased by the Company as follows:

The authorization is limited to a maximum of 6,500,000 shares. The shares may be transferred in one or several tranches. The Board is authorized to resolve upon the terms and conditions of the transfer of the own shares. The Board is authorized to resolve to transfer the shares deviating from the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist. The Board can use this authorization to grant stock option rights and other special rights concerning the Company's own shares, referred to in Chapter 10 of the Companies Act but not, however, to resolve upon a personnel stock option plan.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 7 September 2008.

The 2007 Stock Option Plan

The AGM approved the Board's proposal that the key employees of the Konecranes group are granted the maximum of 3 million option rights. The option rights entitle to an aggregate of 3 million Company shares.

Option rights are divided into three series, whose subscription periods are staggered, so that the share subscription period for the option rights of the first series begins on 2 May 2009 and ends for the option rights of the last

series on 30 April 2013.

The share subscription prices when exercising an option right are based on the Company share's market price, as defined in the terms of the option rights.

The balance sheet registration of the shares subscribed on the basis of the previous option rights

The AGM approved the Board's proposal that the subscription price paid for new shares that are subscribed on the basis of the Company's option rights 1997 (based on the General Meeting resolution on 4 March 1997), 1999 (based on the General Meeting resolution on 11 March 1999), 2001 (based on the General Meeting resolution on 8 March 2001) and 2003 (based on the General Meeting resolution on 6 March 2003), and are issued after the General Meeting, will be booked in its entirety to the invested non-restricted equity fund.

In Hyvinkää, on 8 March, 2007

KCI Konecranes Plc
The Board of Directors

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel,
tel. +358-20 427 2011

Konecranes is a world-leading group of Lifting Businesses (TM), serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

ANNEX 1: Articles of Association
ANNEX 2: The Option Rights of KCI Konecranes Plc 2007

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

Annex 1: Articles of Association of Konecranes Plc

1 § Company's name and domicile
The Company's name is Konecranes Abp.
The Company's name in Finnish is Konecranes Oyj, and in English Konecranes Plc.
The Company's place of business is Hyvinge (In Finnish Hyvinkää, Translator's note).

2 § The object of Company's business
The object of the Company's business is to purchase, sell, import, export, design, manufacture, repair, rent, let and lease materials handling equipment, and to provide consultancy, research and marketing services. The company also engages in factory maintenance and other maintenance services. For these

purposes, the Company may own, let and rent real estate, own securities and trade in securities and real estate. The business operations may be carried out directly by the Company itself, or by its subsidiaries, affiliate companies and joint ventures. As parent company, the Company may be in charge of the administration of the group of companies, and of financing, marketing and other common corporate functions, and own and license industrial property rights.

3 § Book Entry Securities System
The shares in the Company fall under the Book Entry Securities System.

4 § Membership and term of office of the Board of Directors
The Company has a Board of Directors consisting of not less than five (5) and not more than eight (8) ordinary members. The Board members' term of office expires at the closing of the following Annual General Meeting following their election. The Board of Directors elects a Chairman from among its members to serve the Board until the end of its term.
The Managing Director may be an ordinary member of the Board of Directors but may not be elected as Chairman of the Board of Directors.

5 § Managing Director and his deputy
The Company has a Managing Director, who is nominated by the Board of Directors.

The Board of Directors may nominate a deputy for the Managing Director and Assistant Managing Directors.

6 § Representing the company
All members of the Board of Directors together, or the Managing Director alone, are authorized to represent the Company.
The Board of Directors decides on authorizing persons to sign for the Company per procuram, so that two persons thus authorized represent the Company two together.

7 § Financial year
The financial year of the Company begins on the 1st of January and ends on the 31st of December.

8 § Auditors
The Company has at least one (1) ordinary auditor, who is chartered by the Central Chamber of Commerce, and his deputy auditor, or alternatively at least one (1) firm of auditors chartered by the Central Chamber of Commerce. The auditors are elected to office until further notice.

9 § Notice of a Shareholders' Meeting
The Board of Directors shall convene an Annual General Meeting or Shareholders' Meeting by means of publishing a notice in two (2) national newspapers chosen by the Board, not earlier than three (3) months and not later than seventeen (17) days before the General Meeting.
In order to be entitled to attend a General Meeting, a shareholder shall notify the Company of his intention in the order and during the period prescribed in the Notice of General Meeting. The last date for giving such notice, which shall not be earlier than ten (10) days prior to the meeting in question, may not be a Sunday or other public holiday.
The Annual General Meeting may be held at the Company's domicile, or alternatively in Helsinki.

10 § Annual General Meeting (Ordinary Shareholders' Meeting)
The Annual General Meeting shall be held on a day set by the Board of Directors not later than six months after the end of the financial year.
The agenda of the Annual General Meeting shall include
The presentation of

1. the financial statement, as well as the consolidated financial statement of the group;
2. the auditors' report;
resolutions concerning:
3. the adoption of the financial statement and the consolidated financial statement of the group;
4. the measures deemed appropriate regarding the profit or other non-restricted equity reflected by the balance sheet adopted at the meeting;
5. discharging the members of the Board of Directors and the Managing Director from personal liability;
6. the fees payable to the members of the Board of Directors, and the grounds for reimbursing their travel expenses;
7. the fees payable to the auditors;
8. the number of members of the Board of Directors, and when necessary their term of office, and when necessary the number of auditors;
the election of
9. the members of the Board of Directors;
10. when necessary an auditor or auditors and a possible deputy auditor;
dealing with
11. any other matters included in the Notice of Meeting.

11 § Dispute resolution
Any dispute arising between the company, a shareholder, the Board of directors or its member, managing director and/or auditor shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The place of arbitration shall be Helsinki, and the arbitration proceedings shall be conducted in the Finnish or Swedish language, unless a party demands the arbitration proceedings to be conducted in the English language.

Annex 2: The Option Rights of KCI Konecranes Plc 2007

I Terms and Conditions of the Option Rights

1. The number of the option rights

A maximum of 3.000.000 option rights shall be issued entitling to subscribe a total of 3.000.000 new or existing own shares in KCI Konecranes Plc ("Konecranes" or the "Company"). The Board shall decide on whether new or existing own shares of the Company shall be issued to the subscriber.

An option right that has expired in accordance with Section I.6 or otherwise shall not be regarded as an issued option right when calculating the total amount of option rights under the terms hereunder.

2. The option rights and the meaning of the option program

Of the option rights, 1.000.000 shall be denominated as 2007A, 1.000.000 as 2007B and 1.000.000 as 2007C.

The purpose of the option rights is to provide an incentive to the key personnel and increase their commitment to the Company. There is thus a weighty financial reason for issuing the option rights.

The subscription price of shares is determined by the Board so as to best accomplish the purpose of issuing the option rights.

3. Allocation and acceptance of the option rights

The option rights shall be granted free of charge to the key personnel of the Konecranes group. The Board decides upon the allocation of the option rights.

The Board may decide upon the allocation of series 2007A option rights until 31 December 2007, of the allocation of series 2007B option rights between 1 January 2008 and 31 December 2008 and of the allocation of series 2007C option rights between 1 January 2009 and 31 December 2009.

In addition, the Board has the right to decide upon the allocation of an expired or a returned option right to another key personnel in the Konecranes group also after previously mentioned periods, however, not after the commencement of the subscription period of shares for the relevant option right series and in no event later than 30 April 2011.

The Company shall notify the persons about to receive the option rights by a written notice. The recipient of the option rights shall confirm the receipt of the option rights as well as his or her commitment to comply with these provisions by signing and returning the notification to the Company. By returning the notification to the Company the recipient of the option rights authorizes the Board to decide on transferring the option rights to the book-entry system maintained by the Finnish Central Securities Depository (FCSD) whereupon the option rights will be registered on the book entry account informed by the recipient in the notification.

The recipient shall have a valid book-entry account in an account-management institution set out in the rules of the FCSD at the latest when returning aforesaid notification to the Company.

4. Option certificates and transfer to the book-entry system

The Board may decide that option certificates be issued for the option rights, with the Company holding such certificates on behalf of the option right holder until such time that the holder of the option rights assigns the option rights in accordance with the terms hereunder. The option right holder has no right to require that option certificates be issued. The option certificates shall not be issued if the option rights are transferred to the book-entry system.

The Board may decide to transfer the option rights to the book-entry system.

The Company shall notify the option rights holder in writing about the transfer of the option rights to the book-entry system before registering the option rights on the holder's book-entry account.

5. Assignment of the option rights

The option rights are assignable to a third party only as decided by the Board to facilitate the subscription of shares. Regardless of the above the Board may, however, authorize the assignment of the option rights through other means. The option right holder shall inform the Company in all situations of the assignment of the option rights without delay and at the latest within five working days of the assignment.

The option rights can neither be pledged nor can other restricted property rights be created on them without the Board's consent.

6. The lapse of the option rights and measures in case of death

Should the option right holder's employment or service with the Konecranes group terminate for other reason than death or by statutory contractual retirement, that option right holder's option rights, for which the subscription period as set out in section II.2 has not commenced on the date of termination, shall

lapse. In deviation from the above the Board may, however, decide that the option right holder can retain the rights wholly or partly despite the fact that the employment or service contract has been terminated.

The Company may decide that the option rights which have not been assigned or used for subscription of shares shall lapse without compensation, if the option right holder acts against the terms hereof or the Board's instructions issued on the basis of these terms or in breach of the applicable law or authority regulations.

If the option right holder has forfeited the option rights the Company shall notify that person in writing. The absence of any notification shall not, however, affect the lapsing of the option right. If the option rights have been entered on the book-entry system the Company shall apply for and have said option rights transferred from the holder's book-entry account to the book-entry account of the Company's choice without the right holder's consent. In addition, the Company may register restrictions on the assignability and other restrictions regarding the option rights on the option right holder's book-entry account without his or her consent.

In case of death of the option right holder the rights will transfer to the deceased's successors who may use the option rights in accordance with these terms. When using the option rights or upon the Company's request otherwise the successors shall submit evidence about their right to the option rights. The Company may refuse to accept the subscription based on said option rights until the Company is provided with sufficient evidence regarding the successors' rights.

II Terms of Share Subscription

1. Right to subscribe shares

Each option right shall give its holder the right to subscribe one (1) new or existing own share in Konecranes. The maximum increase in the number of shares in Konecranes shall be 3.000.000 new shares. The subscription price of shares shall be registered in its entirety in the invested unrestricted equity fund.

2. Subscription and payment of shares

The subscription period for shares is:

- for 2007A option rights 2 May 2009 - 30 April 2011,
- for 2007B option rights 2 May 2010 - 30 April 2012, and
- for 2007C option rights 2 May 2011 - 30 April 2013.

The subscription of the shares shall take place at the headquarters of the Company by means of subscription on a subscription list or by other means announced by the Board. The Board decides on the acceptance of subscriptions pursuant to the terms hereunder. When subscribing the subscriber shall provide the Company with the subscriber's book-entry account number and present the option certificate based on which the subscription shall take place, if any, to the Company, or, if the option rights are registered in the book-entry system, the subscribed option right shall be removed from the subscriber's book-entry account. The shares shall be paid upon subscription to the bank account designated by the Company. The Company resolves on all measures relating to the subscription of shares.

3. Subscription price of shares

The subscription price of shares is for all option rights the volume-weighted average price of the Konecranes share in the Helsinki Stock Exchange between 1 April - 30 April, 2007.

The Board may decide to increase the subscription price of the shares from the above for the option rights series 2007B and 2007C before such option rights are allocated to the option right holders.

4. Registration of shares on book-entry account

Subscribed and fully paid shares shall be entered into the book-entry account of the subscriber.

5. Shareholders' rights

The shareholder's rights pertaining to the new shares shall commence on the date when the new shares are registered with the Trade Register. If the Company assigns its own shares the rights related to those shall transfer to the shareholder at the time of assignment.

6. Issues of shares, option rights and other special rights to shares prior to the subscription

Should the Company, prior to the subscription of shares, issue shares otherwise than under these terms or issue option rights or other special rights to shares pursuant to Chapter 10 of the Companies Act, these terms of the option rights shall be amended through modifying the number of shares to be subscribed, the subscription price or both so that the financial position of the option right holder shall remain as unchanged as possible. The issue of shares, option rights or other special rights to shares pursuant to Chapter 10 of the Companies Act to the management or to the employees of the Company shall have no effect on these terms.

7. Rights in certain specific situations

After the period for determining the subscription price has commenced and before the subscription of the share the Board has a right to decide that the subscription price of a share subscribed on the basis of the option rights be reduced with the amount that (i) has been distributed to shareholders as an exceptional dividend deviating from usual dividend distributions, (ii) has been distributed to shareholders based on their shareholding as distribution of other unrestricted equity, (iii) has been distributed to the shareholders on the basis of acquisition of own shares at a price in excess of market price, or (iv) has been distributed to the shareholders based on their shareholding as a consequence of reducing the share capital, share premium fund, reserve fund or other comparable fund. Other distributions of assets shall not result in changes to the terms of the option rights.

The Company may before subscription of the shares acquire option rights from the option right holders. The acquisition of option rights or other special rights to shares pursuant to Chapter 10 of the Companies Act shall not result in changes to the terms of the option rights.

Should the Company be set into liquidation the option holders shall be reserved an opportunity to use their subscription right within a time stipulated by the Board or by the liquidator. After such time period no subscription right shall exist.

Should the Company decide to merge into another existing company or into a company to be formed in a combination merger or if the Company resolves to be

demerged in a complete demerger, the Company shall offer to the option right holder, within a time period set by the Board, a right to subscribe shares before the merger or demerger takes place. After said time limit the option right holder has no further subscription right unless the merger or the division lapses. Alternatively, the Board may grant the option right holders the right to exchange the option rights to option rights issued by the other company on the terms set out in the merger or demerger plan or as otherwise stipulated by the Board. The option right holder may also be given a right to demand redemption of the option rights at the fair market price before the merger or demerger. In addition to the right granted by the Board pursuant to the above, no other right shall exist for the option rights holder.

The Board may in a merger or demerger in which the Company is a receiving party as well as in a partial demerger grant to the option rights holder, within a time period set by the Board, a right to subscribe for shares before the merger or demerger takes place. After said time limit the option right holder has no further subscription right unless the merger or the demerger lapses. The above stipulations also apply in a situation where the Company is registered as a European Company (Societas Europae) in another member state of the European Economic Area or where the Company transfers its domicile to another member state.

In addition to the above, in any merger or demerger the option rights holders may be granted merger or demerger consideration pursuant to the merger or demerger plan.

Should anyone make a public offer for all the shares, option rights or other special rights issued by the Company or should a shareholder be obliged to make a tender offer for said instruments pursuant to the Company's Articles of Association or the Securities Market Act, or should some of the shareholders under the Companies Act be entitled or obliged to redeem the shares of the other shareholders pursuant to the Companies Act, the option rights holder may, irrespective of Section I.5, assign all the option rights held by him or her to the offeror or the party obliged or entitled to redemption. Should any shareholder pursuant to the Companies Act have a right to redeem all the shares of the Company's other shareholders, the option right holder shall have an obligation corresponding to the shareholders to assign the option rights to the shareholder using his redemption right. The Board may in any aforementioned situation grant to the option rights holder a right to use the subscription right within a time period set by the Board. After such time, the option right holder has no further subscription right.

III Other Issues

This option program shall be governed by Finnish law. Any dispute relating to the option rights shall be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

The receipt of option rights does not constitute a term or condition of the option right holders employment or service contract and the option rights do not form a part of the option right holders salary or benefit of any kind. During his or her employment or thereafter, the option right holder will not be entitled to compensation on any grounds from any company belonging to the Konecranes group in respect of the option rights.

The Board of the Company may decide on technical alterations to these terms including modifications and the specification of the terms not regarded as essential. The Board shall decide on all other matters relating to these option rights and may submit specific instructions concerning the interpretation of these terms.

The Company may send all announcements regarding this option program by mail or by e-mail.

The Company may maintain a register of the option right holders to which the option right holder's name, the number of the option rights classified by series, the address and e-mail address of the option right holder and the number of the right holder's book-entry account are recorded. The option right holder shall immediately inform the Company of the changes in these particulars. The Company may rely on the correctness of the information given by the option right holder for this register. This register is not public.

The option right documents shall be available for inspection at the Headquarters of Konecranes.

These provisions are drafted in Finnish, Swedish and English. In the event of any dispute between the Finnish, Swedish or English provisions, the provisions in Swedish shall prevail.

SHARE SUBSCRIPTIONS UNDER KONECRANES' STOCK OPTIONS

A total of 126 900 new Konecranes shares have been subscribed with stock option rights under KCI Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	36 100	6.5175
1999 B-series	14 000	8.25
2001 A-series	30 800	8.50
2003 B-series	46 000	5.405

Following these subscriptions the number of KCI Konecranes Plc's shares will increase to 60 272 220 shares. The subscription price will be booked according to the decision made by the Annual General Meeting of Shareholders on 8 March, 2007 in its entirety to the invested non-restricted equity fund.

The new shares will be recorded in the Trade Register on or about 16 March, 2007 (shares subscribed under 1997 stock options) and 19 March, 2007 (shares subscribed under 1999 B-series, 2001 A-series and 2003 B-series stock options). The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 20 March, 2007.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

JPMORGAN CHASE & CO INCREASED ITS HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed of a change in JPMorgan Chase & Co's and its subsidiaries' holdings in KCI Konecranes Plc.

On 12 March, 2007 JPMorgan Chase & Co and its subsidiaries were in possession of 3 800 405 KCI Konecranes shares being 5.001% of the share capital and voting rights of KCI Konecranes Plc. Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
J.P. Morgan Investment Management Inc.	4 700	0.007
JP Asset Management (Taiwan) Limited	60 750	0.101
JP Asset Management Limited	7 690	0.012
J.P. Morgan Fleming Asset Management (Japan) Limited	8 305	0.013
JP Morgan Asset Management (UK) Limited	2 882 972	4.793
J.P. Morgan Securities Ltd.	43 988	0.073
TOTAL	3 008 405	5.001

On the basis of a previous announcement, JPMorgan Chase & Co. and its direct and indirect subsidiaries were in possession of 4.94 % of the share capital and the voting rights of KCI Konecranes Plc on 13 October, 2006.

KCI Konecranes has a total of 60 145 320 shares. The company has only one class of shares and each share entitles to one vote.

Further information can be obtained from
Mr Paul Lönnfors, IR Manager, Tel. +358 20 427 2050

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange.

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Paul Lönnfors, IR Manager, tel. +358-20 427 2050

JPMORGAN CHASE & CO DECREASED ITS HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed of a change in JPMorgan Chase & Co's and its subsidiaries' holdings in KCI Konecranes Plc.

On 14 March, 2007 JPMorgan Chase & Co and its subsidiaries were in possession of 2 936 245 KCI Konecranes shares being 4.881% of the share capital and voting rights of KCI Konecranes Plc. Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
J.P. Morgan Investment Management Inc.	4 700	0.007
JP Asset Management (Taiwan) Limited	60 750	0.101
JP Asset Management Limited	7 690	0.012
J.P. Morgan Fleming Asset Management (Japan) Limited	8 305	0.013
JP Morgan Asset Management (UK) Limited	2 810 896	4.673
J.P. Morgan Securities Ltd.	43 904	0.073
TOTAL	2 936 245	4.881

On the basis of a previous announcement, JPMorgan Chase & Co. and its direct and indirect subsidiaries were in possession of 5.001% of the share capital and the voting rights of KCI Konecranes Plc on 12 March, 2007.

KCI Konecranes has a total of 60 145 320 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange.

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES PLC STOCK EXCHANGE RELEASE 16 MARCH, 2007

Amendments to the Articles of Association of Konecranes Plc entered into the trade register

The amendments to the Articles of Association that were approved at the Annual General Meeting on 8 March 2007 have been entered into the Trade Register.

The amended Articles of Association of Konecranes Plc in their entirety read as follows:

1 § Company's name and domicile
The Company's name is Konecranes Abp.
The Company's name in Finnish is Konecranes Oyj, and in English Konecranes Plc.
The Company's place of business is Hyvinkää.

2 § The object of Company's business
The object of the Company's business is to purchase, sell, import, export, design, manufacture, repair, rent, let and lease materials handling equipment, and to provide consultancy, research and marketing services. The company also engages in factory maintenance and other maintenance services. For these purposes, the Company may own, let and rent real estate, own securities and trade in securities and real estate. The business operations may be carried out directly by the Company itself, or by its subsidiaries, affiliate companies and joint ventures. As parent company, the Company may be in charge of the administration of the group of companies, and of financing, marketing and other common corporate functions, and own and license industrial property rights.
3 § Book Entry Securities System
The shares in the Company fall under the Book Entry Securities System.

4 § Membership and term of office of the Board of Directors
The Company has a Board of Directors consisting of not less than five (5) and not more than eight (8) ordinary members. The Board members' term of office expires at the closing of the following Annual General Meeting following their election. The
Board of Directors elects a Chairman from among its members to serve the Board until the end of its term.

5 § Managing Director and his deputy
The Company has a Managing Director, who is nominated by the Board of Directors. The Board of Directors may nominate a deputy for the Managing Director and Assistant Managing Directors.

6 § Representing the company
All members of the Board of Directors together, or the Managing Director alone, are authorized to represent the Company.
The Board of Directors decides on authorizing persons to sign for the Company per procuram, so that two persons thus authorized represent the Company two together.

7 § Financial year
The financial year of the Company begins on the 1st of January and ends on the 31st of December.

8 § Auditors
The Company has at least one (1) ordinary auditor, who is chartered by the Central Chamber of Commerce, and his deputy auditor, or alternatively at least one (1) firm of auditors chartered by the Central Chamber of Commerce. The auditors are elected to office until further notice.

9 § Notice of a Shareholders' Meeting

The Board of Directors shall convene an Annual General Meeting or Shareholders' Meeting by means of publishing a notice in two (2) national newspapers chosen by the Board, not earlier than three (3) months and not later than seventeen (17) days before the General Meeting.
In order to be entitled to attend a General Meeting, a shareholder shall notify the Company of his intention in the order and during the period prescribed in the Notice of General Meeting. The last date for giving such notice, which shall not be earlier than ten (10) days prior to the meeting in question, may not be a Sunday or other public holiday.
The Annual General Meeting may be held at the Company's domicile, or alternatively in Helsinki.

10 § Annual General Meeting (Ordinary Shareholders' Meeting)
The Annual General Meeting shall be held on a day set by the Board of Directors not later than six months after the end of the financial year.
The agenda of the Annual General Meeting shall include
The presentation of
1. the financial statement, as well as the consolidated financial statement of the group;
2. the auditors' report;
resolutions concerning:
3. the adoption of the financial statement and the consolidated financial statement of the group;
4. the measures deemed appropriate regarding the profit or other non-restricted eq-uity reflected by the balance sheet adopted at the meeting;
5. discharging the members of the Board of Directors and the Managing Director from personal liability;
6. the fees payable to the members of the Board of Directors, and the grounds for reimbursing their travel expenses;
7. the fees payable to the auditors;
8. the number of members of the Board of Directors, and when necessary their term of office, and when necessary the number of auditors;
the election of
9. the members of the Board of Directors;
10. when necessary an auditor or auditors and a possible deputy auditor;
dealing with
11. any other matters included in the Notice of Meeting.

11 § Dispute resolution
Any dispute arising between the company, a shareholder, the Board of directors or its member, managing director and/or auditor shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The place of arbitration shall be Helsinki, and the arbitration proceedings shall be con-ducted in the Finnish or Swedish language, unless a party demands the arbitration proceedings to be conducted in the English language.

Authorization of the Board of Directors to Transfer the Company's Own Shares

The Annual General Meeting authorised the Board to resolve to transfer shares repurchased by the Company. The authorisation is registered in the trade register and is limited to a maximum of 6,500,000 shares. The authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 7 September 2008. The authorisation includes a right to resolve to transfer the shares deviating from the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist.

The 2007 Stock Option Plan

The option rights of Konecranes Plc's option program 2007 have been entered into the trade register. As a result of share subscriptions based on the 2007 stock option rights, the number of Konecranes Plc's shares may be increased by a maximum of 3 million new shares.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Ms. Sirpa Poitsalo, Director, General Counsel, tel. +358-20 427 2011

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES PLC   STOCK EXCHANGE ANNOUNCEMENT   16 MARCH, 2007

Increase in Konecranes' number of shares registered

The 36 100 new Konecranes shares subscribed for with the Konecranes' 1997 stock option plan have been recorded in the Trade Register on 16 March, 2007.

The subscription price has been booked according to the decision made by the Annual General Meeting of Shareholders on 8 March, 2007 in its entirety to the invested non-restricted equity fund. Following these subscriptions the number of Konecranes' shares increased to 60 181 420 shares and Konecranes' share capital remained at the level of EUR 30 072 660.

Trading in with the new shares will start on or about 20 March, 2007.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

AMENDMENT TO THE REGISTRATION OF THE ARTICLES OF ASSOCIATION OF KONECRANES PLC

Paragraph 4 of the Articles of Association has amended to be consistent with the decision made by the Annual General Meeting of Shareholders. 4 § in its entirety is as follows: "The Company has a Board of Directors consisting of not less than five (5) and not more than eight (8) ordinary members. The Board members' term of office expires at the closing of the following Annual General Meeting following their election. The Board of Directors elects a Chairman from among its members to serve the Board until the end of its term. The Managing Director may be an ordinary member of the Board of Directors but may not be elected as Chairman of the Board of Directors."

Konecranes is a world-leading group of Lifting Businesses TM, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358 20 427 2011

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END